On July 26, 2010, the Board of Trustees of The Phoenix Edge Series Fund (now known as Virtus Variable Insurance Trust) approved the Form of Agreement and Plan of Reorganization pursuant to which the Phoenix Dynamic Asset Allocation Series: Moderate, Phoenix Dynamic Asset Allocation Series: Moderate Growth, Phoenix Dynamic Asset Allocation Series: Growth and Phoenix Dynamic Asset Allocation Series: Aggressive Growth (each, an “Acquired Fund”) would transfer all of their assets to Ibbotson Income and Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio, Ibbotson Growth ETF Asset Allocation Portfolio and Ibbotson Aggressive Growth ETF Asset Allocation Portfolio (each, an “Acquiring Fund”), respectively, each a series of Financial Investors Variable Insurance Trust (“FIVIT”) (the “Reorganizations”).  The proposed Reorganizations were approved by the Board of Trustees of FIVIT on August 16, 2010.  The Reorganizations consisted of: (i) the transfer of all the assets of each Acquired Fund to the corresponding Acquiring Fund, in exchange solely for Class II shares of each corresponding Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the corresponding Acquired Fund; and (ii) the distribution, at or after the Closing, of the Class II shares of the Acquiring Fund to the corresponding Acquired Fund’s shareholders and the termination and complete liquidation of each Acquired Fund.

On November 12, 2010, shareholders of each Acquired Fund approved the Agreements and Plans of Reorganization, and the Reorganizations were consummated on November 19, 2010.